U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1       Name and Address of Reporting Person:
        David B. Kaysen, 8725 Sandro Rd., Bloomington, MN 55438

2       Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, Inc.              ZVXI

3       IRS or Social Security Number of Reporting Person (Voluntary):

4       Statement for Month/Year:              1/2003

5       If Amendment, Date of Original (Month/Year):              n/a

6       Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director   ( ) Officer (give title below) (  ) 10% Owner
        ( ) Other (specify below)
        Title: Director

7       Individual or Joint/Group Filing (Check applicable line):
        (X) Form Filed By One Reporting Person
        (  ) Form Filed By On More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1       Title of Security:          Common Stock
2       Transaction Date (Month/Day/Year):
3       Transaction Code:
4       Securities Acquired (A) or Disposed of (D):
5       Amount of Securities Beneficially Owned at End of Month:
6       Ownership Form: Direct (D) or Indirect ( I ):
7       Nature of Indirect Beneficial Ownership:

Table II - Derivative Securities Acquired, Disposed of or Beneficially Owned
1       Title of Derivative Security:       Employee Stock Option (Right to Buy)
2       Conversion or Exercise Price of Derivative Security:      2.16
3       Transaction Date (Month/Day/Year):            1/3/2003
4       Transaction Code:           A
5       Number of Derivative Securities Acquired (A) or Disposed of (D):  2,500
6       Date Exercisable and Expiration Date (Month/Day/Year):1/3/2004,
        11/26/2010
7       Title and Amount of Underlying Securities:    Common Stock        2,500
8       Price of Derivative Securities:             0
9       Number of Derivative Securities Beneficially Owned at End of Month:
10      Ownership Form of Derivative: Direct (D) or Indirect ( I ):
11      Nature of Indirect Beneficial Ownership:


Signature of Reporting Person: /S/David B. Kaysen
Date:       1/3/2003